HudBay Minerals Inc.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of HudBay Minerals Inc. (the “Corporation”) held on May 19, 2016 in Toronto, Ontario. Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1:  Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his or her election:

Director	Number of Favourable	Percentage of Favourable
	Votes Cast by Proxy	Votes Cast by Proxy

Igor A. Gonzales	134,519,833	75.75%
Tom A. Goodman	146,776,395	82.65%
Alan Hair	176,338,706	99.30%
Alan R. Hibben	174,977,415	98.53%
W. Warren Holmes	173,996,223	97.98%
Sarah B. Kavanagh	175,005,446	98.55%
Carin S. Knickel	174,958,464	98.52%
Alan J. Lenczner	170,024,757	95.74%
Kenneth G. Stowe	176,329,833	99.29%
Michael T. Waites	176,308,464	99.28%

Item 2:  Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 178,658,261 shares, representing approximately 99.13% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3:  Amendment of Long Term Equity Plan

The resolution to amend and restate the Second Amended and Restated Long Term Equity Plan (“LTEP”) of the Corporation to increase the number of Shares (as defined in the LTEP) that may be issued from treasury in connection with the LTEP from 3,000,000 to 9,000,000 Shares, was passed by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast
Voted in Favour	138,740,248	78.1%
Votes Against	38,868,271	21.9%
Total Votes Cast	177,608,519*	100%

*2,642,389 shares were not voted and no shares were not eligible to vote.

Date: May 19, 2016

HUDBAY MINERALS INC.

(signed) Patrick Donnelly

Name:	Patrick Donnelly
Title:	Vice President and General Counsel